Exhibit 12.1

Loews Corporation

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Pretax income from continuing operations before noncontrolling interests	$1,582	$936	$244	$1,810	$2,277
Add (deduct):
Undistributed loss (income) from equity investees	25	221	182	64	(380)
Capitalized interest	(20)	(29)	(21)	(76)	(91)
Amortization of capitalized interest	14	13	13	10	9

Earnings before fixed charges	1,601	1,141	418	1,808	1,815

Fixed charges:
Interest expensed	646	536	520	513	442
Capitalized interest	20	29	21	76	91
Other interest related factors	44	35	30	39	37

Total fixed charges	710	600	571	628	570

Total earnings and fixed charges	$2,311	$1,741	$989	$2,436	$2,385

Ratio of earnings to fixed charges	3.3x	2.9x	1.7x	3.9x	4.2x